Exhibit 99.2

Axcan Pharma inc. 597, boulevard Laurier Mont-Saint-Hilaire (Québec) Canada J3H 6C4 Tél.: (450) 467-2600 1-800-565-3255 Téléc.:(450) 464-9979 www.axcan.com

SOURCE:	AXCAN PHARMA INC.
TSX SYMBOL (Toronto Stock Exchange):	AXP
NASDAQ SYMBOL (NASDAQ Global Market):	AXCA

DATE:	February 13, 2008
Press release for immediate distribution

AXCAN AND TPG CAPITAL RECEIVE INVESTMENT CANADA ACT APPROVAL
IN CONNECTION WITH PROPOSED ACQUISITION

MONT-SAINT-HILAIRE, QUEBEC - Axcan Pharma Inc. (“Axcan” or “the Company”) (TSX: AXP – NASDAQ: AXCA), announced today that the Federal Minister of Industry, under the Investment Canada Act, has approved the proposed acquisition by an affiliate of TPG Capital of all outstanding common shares (“Common Shares”) of Axcan through a Plan of Arrangement, as likely to be of net benefit to Canada.  Axcan has previously received clearance under the Competition Act (Canada) and the requisite waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 has expired; accordingly, Axcan has now received all regulatory approvals necessary to consummate the proposed acquisition.

Axcan also announced that it has mailed forms of letters of transmittal to registered shareholders that will need to be completed and returned to Computershare Investor Services Inc., the Depository under the Plan of Arrangement, before shareholders can receive payment for their shares.  Payment to shareholders will be made following the later of the Closing of the transaction and the receipt by the Depository of duly completed letters of transmittal and related documents.  For Common Shares held through a broker, trustee, financial institution or other nominee, the Common Shares will be surrendered by these representatives on behalf of the holders, in exchange for their portion of the Consideration, following completion of the Arrangement. The transaction is expected to close on February 25, 2008.

Axcan also announced that the Purchaser has set the deadline for shareholders to deliver notice to the Purchaser (care of the Depository) of their intention to elect the alternative under the Plan of Arrangement that permits shareholders, in limited circumstances and subject to various conditions, to sell a holding company that holds their shares instead of selling their shares directly has been fixed at the close of business on February 21, 2008.  Shareholders interested in considering this holding company alternative should consult page 42 of the Management Information Circular dated December 21, 2007 with respect to the Plan of Arrangement and consult their own legal advisors.

ABOUT AXCAN PHARMA

Axcan is a leading multinational specialty pharmaceutical company focused on gastroenterology. The Company develops and markets a broad line of prescription products to treat a range of gastrointestinal diseases and disorders such as inflammatory bowel disease, irritable bowel syndrome, cholestatic liver diseases and complications related to pancreatic insufficiency. Axcan’s products are marketed by its own specialized sales forces in North America and the European Union and through commercial collaborations in many markets around the world. Its common shares are listed on the NASDAQ Global Market under the symbol “AXCA” and on the Toronto Stock Exchange under the symbol “AXP”.

ABOUT TPG

TPG is a leading private investment firm founded in 1992, with more than $35 billion of assets under management and offices in San Francisco, London, Hong Kong, New York, Minneapolis, Fort Worth, Melbourne, Menlo Park, Moscow, Mumbai, Beijing, Shanghai, Singapore and Tokyo.  TPG has extensive experience with global public and private investments executed through leveraged buyouts, recapitalizations, spinouts, joint ventures and restructurings.  Please visit www.tpg.com.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements relating to the proposed acquisition of Axcan Pharma Inc., including statements regarding the completion of the proposed transaction and other statements that are not historical facts. Such forward-looking statements are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. As a result, you are cautioned not to place undue reliance on these forward-looking statements.

The completion of the proposed transaction is subject to a number of terms and conditions, including, without limitation, certain termination rights available to the parties under the Arrangement Agreement. The parties to the Arrangement Agreement may exercise their termination rights, in which case the proposed transaction could be modified, restructured or terminated, as applicable.

The forward-looking statements contained in this news release are made as of the date of this release. We disclaim any intention and assume no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additionally, we undertake no obligation to comment on expectations of, or statements made by, third parties in respect of the proposed transaction. For additional information with respect to certain of these and other assumptions and risks, please refer to the related material change report and the Arrangement Agreement filed by Axcan Pharma Inc. with the Canadian securities commissions (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov).

INFORMATION:               Isabelle Adjahi

Senior Director, Investor Relations and Communications

Axcan Pharma Inc.

Tel: (450) 467-2600 ext. 2000

www.axcan.com